Filed Pursuant to Rule 433

Registration No. 333-166797

Registration No. 333-166797-01

Registration No. 333-166797-02

August 9, 2010

Final Term Sheet

NuStar Logistics, L.P.

4.80% Senior Notes due 2020

Issuer:	NuStar Logistics, L.P.
Guarantor:	NuStar Energy L.P. and NuStar Pipeline Operating Partnership L.P. will guarantee, on a senior, unsecured basis, payment of the principal of, premium, if any, and interest on the notes.
Security:	4.80% Senior Notes due 2020
Size:	$450,000,000
Maturity:	September 1, 2020
Coupon:	4.80%
Price to Public:	99.807%
Net Proceeds to Issuer (before expenses):	$446,206,500
Yield to Maturity:	4.824%
Spread to Benchmark Treasury:	+200 bp
Benchmark Treasury:	3.50% due May 15, 2020
Benchmark Treasury Yield:	2.824%
Interest Payment Dates:	March 1 and September 1, commencing March 1, 2011
Make-Whole Call:	T+30 bp
Settlement:	T+3; August 12, 2010
CUSIP:	67059TAB1
Ratings (Moody’s / S&P / Fitch):	Baa3/BBB-/BBB-
Joint Bookrunners:	Banc of America LLC, BNP Paribas Securities Corp., J.P. Morgan Securities Inc. and Mizuho Securities USA Inc.
Co-Managers:	BBVA Securities Inc., Daiwa Capital Markets America Inc., Deutsche Bank Securities Inc., Mitsubishi UFJ Securities (USA), Inc., Scotia Capital (USA) Inc., SunTrust Robinson Humphrey, Inc., RBS Securities Inc.

Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to review, revision, suspension, reduction, or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC at (800) 294-1322, BNP Paribas Securities Corp. at (800) 854-5674, or J.P. Morgan Securities Inc. collect at (212) 834-4533.